UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                CareCentric, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    828654301
                                 (CUSIP Number)

                            Bruce D. Wanamaker, Esq.,
                             Kilpatrick Stockton LLP
                        1100 Peachtree Street, Suite 2800
                             Atlanta, Georgia 30309
                                  (404)815-6500
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


                                January 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828654301                                                Page 4 of 9


ATLLIB01 1473217.3
================================================================================

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): John E. Reed
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]
                  (b) [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.                SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
                  PF
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant
                                 to Items 2(d) or 2(e)
                  [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Number of
     Shares       7.    Sole Voting Power
  Beneficially          5,685,384(1)
    Owned by
      Each
    Reporting
   Person With
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  8.  Shared Voting Power
                     1,050,873(2)
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  9.  Sole Dispositive Power
                        5,685,384(1)
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  10.  Shared Dispositive Power
                        1,050,873(2)
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  11.  Aggregate Amount Beneficially Owned by Each Reporting
                       Person
                        5,616,257(4)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)
                  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)
                  62.9%(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN
================================================================================

(1) Includes: (a) 8,163 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock'); (b) 1,000,000 shares of Common Stock issuable upon conversion of the Issuer's Series D Preferred Stock; (c) 3,555,555 shares of Common Stock issuable upon conversion of outstanding indebtedness under that certain Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 among the Issuer, SC Holding, Inc., Carecentric National, LLC, and John E. Reed, (d) the right to vote, pursuant to an agreement dated March 29, 2002 between John E. Reed and Mestek, Inc ("Mestek), 5,600,000 shares of Series B Preferred Stock issued to Mestek, each of which entitles the holder to 1/5th of a vote in all matters voted upon by Issuer's stockholders, or an aggregate of 1,120,000 votes (the right to vote shares of Common Stock received upon conversion Series B Preferred Stock revert to Mestek under the voting agreement); and (e) options held by John E. Reed to purchase 1,666 shares of Common Stock.

(2) Includes: (a) 490,533 shares of Common Stock which are held by John E. Reed as trustee for various family trusts, but for which he is not the beneficiary; (b) 89,458 shares of Common Stock owned by Sterling Realty Trust, a Massachusetts business trust of which John E. Reed is the trustee and of which he and a family trust are the beneficiaries; (c) 470,882 shares of Common Stock held by trusts for the benefit of John E. Reed.
     Excludes: (a) 2,267 shares of Common Stock which are held by John E. Reed's wife, (b) 3,267 shares of Common Stock which are held by a family trust for which he is not trustee, to which he disclaims ownership; (c) 400,000 shares of Common Stock issuable upon exercise of a Warrant issued to Mestek in exchange for a prior Warrant on July 1, 2002, (d) 490,396 shares of Common Stock issuable upon exercise of a Warrant issued to Mestek in exchange for a Warrant on July 1, 2002, and (e) 4,000,000 shares of Common Stock issuable upon conversion of outstanding indebtedness under that certain Secured Convertible Credit Facility and Security Agreement dated July 1, 2002 between the Issuer and Mestek. John E. Reed expressly disclaims beneficial ownership of all shares of common stock underlying the Mestek Warrants and the Mestek convertible indebtedness. Certain options held by Mestek referred to in this footnote in previously filed amendments to the Schedule 13D statement of beneficial ownership originally filed by John E. Reed on March 17, 2000, have been cancelled.

(3) Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, exclusive of the voting power of the Series B Preferred Stock, bears to the 4,371,350 shares of Common Stock outstanding at October 31, 2002 (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002) plus (a) 1,000,000 shares of Common Stock issuable to the Reporting Person upon conversion of the Issuer's Series D Preferred Stock; (b) 3,555,555 shares of Common Stock issuable to the Reporting Person upon conversion of outstanding indebtedness under that certain Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 among the Issuer, SC Holding, Inc., Carecentric National, LLC, and the Reporting Person, and (c) 1,666 shares of Common Stock issuable to the Reporting Person upon exercise of options.

(4) Excludes voting rights of Series B Preferred Stock transferred by Mestek to John E. Reed.

(3)

================================================================================

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stewart B. Reed
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]
                  (b) [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.                SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
                  PF
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e)
                  [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Number of
     Shares       7.    Sole Voting Power
  Beneficially          619,593
    Owned by
      Each
    Reporting
   Person With
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  8.  Shared Voting Power
                        225,921(1)
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  9.  Sole Dispositive Power
                        619,593
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  10.  Shared Dispositive Power
                        225,921(1)
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  11. Aggregate Amount Beneficially Owned by Each Reporting
                      Person
                        845,514(1)(2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)
                  [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
                  19.3%(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN
================================================================================

(1) Consists of shares owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary, and John E. Reed is the trustee.

(2) Includes shares owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary, and John E. Reed is the trustee.

(3) Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, bears to the 4,371,350 shares of Common Stock outstanding at October 31, 2002 (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002).

================================================================================

1.  Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): James A. Burk
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ] (b) [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.                SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
                  PF
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)    [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
                  United States
--------------------=-----------------------------------------------------------
--------------------------------------------------------------------------------
    Number of
     Shares       7.   Sole Voting Power
  Beneficially         5,700
    Owned by
      Each
    Reporting
   Person With
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  8.  Shared Voting Power
                       0
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  9.   Sole Dispositive Power
                       5,700
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  10.  Shared Dispositive Power
                       0
                  --------------------------------------------------------------
                  --------------------------------------------------------------

                  11.  Aggregate Amount Beneficially Owned by Each Reporting
                       Person
                       5,700
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)
                  [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
                  0.1%(1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
                  IN
================================================================================

(1) Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, bears to the 4,371,350 shares of Common Stock outstanding at October 31, 2002 (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002).

Item 1.  Security and Issuer

         This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") of CareCentric, Inc., a Delaware corporation formerly known as Simione Central Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2625 Cumberland Parkway, Suite 310, Atlanta, GA 30339.

Item 2.  Identity and Background

         (a) - (c) This statement is being jointly filed by each of John E. Reed ("John Reed"), Stewart B. Reed ("Stewart Reed"), and James A. Burk ("James Burk"). Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of acting in concert in pursuit of the Transaction (as defined in Item 4 below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act (the "Exchange Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals and entities may become Reporting Persons.

         John Reed's business address is 260 North Elm Street, Westfield, Massachusetts 01085. John Reed is presently employed as the Chairman and Chief Executive Officer of Mestek, Inc. ("Mestek"). Mestek's principal business is the manufacture of heating, ventilating and air conditioning products, and metal-forming machinery and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts, 01085. John Reed is president, and a director and stockholder of Borden Associates, Inc., a Delaware corporation ("Borden"), with no operating history, that the Reporting Persons have recently formed for the purpose of effecting the Transaction. Borden's business address is 260 North Elm Street, Westfield, Massachusetts 01085.

         John E. Reed originally filed a Schedule 13D statement of beneficial ownership on March 17, 2000, which statement was amended by Amendment No. 1 filed on April 18, 2000, Amendment No. 2 filed on June 26, 2000 and Amendment No. 3 filed on December 31, 2001, and Amendment No. 4 filed on July 2, 2002. The inclusion of John Reed in this Statement serves as the 5th amendment to his previous statement on Schedule 13D, whereby (1) the cover page thereof is amended and restated in its entirety by substitution of John Reed's portion of the cover page of this Statement, and (2) Items 3 and 4 thereof are amended by the incorporation therein of the disclosure set forth in Items 3 and 4 of this Statement.

         Stewart Reed's business address is 260 North Elm Street, Westfield, Massachusetts 01085. Stewart Reed is presently a director of Mestek, and a director and stockholder of Borden. Stewart Reed originally filed a Schedule 13D statement of beneficial ownership on March 17, 2000. The inclusion of Stewart Reed in this Statement serves as the 1st amendment to his previous statement on
Schedule 13D, whereby (1) the cover page thereof is amended and restated in its entirety by substitution of Stewart Reed's portion of the cover page of this Statement, and (2) Items 3 and 4 thereof are amended by the incorporation therein of the disclosure set forth in Items 3 and 4 of this Statement.

         James Burk's business address is 260 North Elm Street, Westfield, Massachusetts 01085. James Burk is presently employed as a vice president of Mestek. Mestek's principal business is the manufacture of heating, ventilating and air conditioning products, and metal-forming machinery, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. James Burk is a director and stockholder of Borden.

         (d) - (e) None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The consideration for the proposed Transaction will be contributed by each of John Reed, Stewart Reed, and James Burk to Borden from personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. The maximum amount of the consideration for the proposed Transaction is approximately $450,000. No Reporting Person currently has any definitive arrangements in place with respect to borrowed funds to finance future purchases of Common Stock.

Item 4.  Purpose of Transaction

         On January 29, 2003, the Reporting Persons submitted to the Issuer a written proposal, dated January 28, 2003, to invest up to an aggregate of approximately $450,000 in shares of Common Stock, at price of $0.55 per share. The proposed transaction would be accomplished through the merger of Borden into the Issuer, pursuant to which: (1) shares of Common Stock owned by holders of fewer than 4,000 shares ("Small Stockholders") would be converted into the right to receive cash in the amount of $0.55 per share, without interest (the "Per Share Price"), and (2) the outstanding shares of Borden's capital stock would, in the aggregate, be converted into the right to receive that number of shares of Common Stock equal to the quotient of the total amount of cash invested in Borden by the Reporting Persons divided by the Per Share Price (the "Transaction"). The proceeds from the investment by the Reporting Persons would be utilized by the Issuer for purposes of cashing out the Small Stockholders' shares of Common Stock pursuant to the merger. The purpose of the Transaction is to reduce the number of holders of the Issuer's Common Stock, thereby allowing the Issuer to deregister the Common Stock under Section 12(g) of the Exchange Act, and to terminate its reporting obligations under Section 13 of the Exchange Act.

         The proposed Transaction is subject to the execution of a definitive merger agreement with the Issuer containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things,
(1) the approval of the transaction by a special committee of independent directors, the board of directors, and the stockholders of the Issuer, (2) receipt of a fairness opinion by Issuer's board of directors, and (3) the receipt of all necessary regulatory approvals. If the proposed Transaction is consummated, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

         This summary of the Reporting Persons' proposal to the Board of Directors of the Issuer does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter to the Issuer's board of directors advising them of the proposal, which attached hereto as Exhibit B.

         Except as stated in response to Item 4 of this Statement, none of the Reporting Persons has a present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to: propose or participate in future transactions that may result in one or more of such actions, purchase additional securities of the Issuer, dispose of all or a portion of his holdings of securities of the Issuer, and change his intentions with respect to any of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) See items 7 through 11 on the cover page of this Statement for each of the Reporting Persons. Together, the Reporting Persons may be deemed to beneficially own 6,467,471 shares of Common Stock which, reflected in terms of a percentage of the 4,371,350 shares of Common Stock outstanding at October 31, 2002 (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2002), plus an aggregate of 4,557,221 shares Common Stock that may be acquired by the Reporting Persons pursuant to the exercise of options and warrants and upon conversion of other outstanding securities of the Issuer, is 72.43%.

         (c) No transactions in shares of Common Stock were effected by any of the Reporting Persons in the past 60 days.

         (d) Except as noted on the cover page of this Statement for each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The response to Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

EXHIBIT A         Joint Filing Agreement among the Reporting Persons.

EXHIBIT B Proposal Letter delivered to the Issuer on January 29, 2003 by the Reporting Persons.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /s/ John E. Reed
                               -----------------------------------------------
                               John E. Reed


                               /s/ Stewart B. Reed
                               -------------------------------------------------
                               Stewart B. Reed


                                /s/ James A. Burk
                               -------------------------------------------------
                               James A. Burk

                                                                 EXHIBIT A

                             JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT (this "Agreement"), dated as of
January 28, 2003, by and among John E. Reed, Stewart B. Reed, and James A. Burk (collectively, the "Joint Filers").

                               W I T N E S S E T H

         WHEREAS, each of the Joint Filers is individually eligible to file the
 Schedule 13D; and

         WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

         NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

         1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

         2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

         3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.















                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.



                                /s/ John E. Reed
                                --------------------------------------------
                                John E. Reed



                                /s/ Stewart B. Reed
                                --------------------------------------------
                                Stewart B. Reed



                                /s/ James A. Burk
                                --------------------------------------------
                                James A. Burk

                                                                 EXHIBIT B

                                January 28, 2003

Board of Directors
CareCentric, Inc.
2625 Cumberland Parkway, Suite 310
Atlanta, Georgia 30339

Gentlemen:

         We hereby propose a transaction that would allow CareCentric, Inc., a Delaware corporation ("CareCentric"), to deregister its common stock, $.001 par value per share (the "Common Stock"), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to terminate its reporting obligations under Section 13 of the Exchange Act. The principal terms of our "going private" proposal are as follows:

Proponents:             John E. Reed, Stewart B. Reed and James A. Burk
                        (the "Investors").
Structure:              Statutory merger of Borden Associates, Inc., a Delaware
                        corporation controlled by the
                        Investors ("Borden"), with and into CareCentric, with
                        CareCentric as the surviving corporation (the "Merger"),
                        and pursuant to which the number of record holders of
                        the Common Stock would be reduced from approximately
                        5,500 to approximately 200.
Total Cash
Consideration:          An amount (the "Total Cash Consideration") equal to the
                        product of (x) $0.55 in cash (the "Per Share Price"), multiplied by (y) the aggregate number of shares owned of record by holders of fewer than 4000 shares of Common
                        Stock on the record date (the "Small Stockholders").
Funding:                The Investors will fund the purchase of shares from the
                        Small Stockholders by investing in Borden, immediately prior to the Merger, an amount equal to the Total Cash
                        Consideration; provided, however, that the Investors shall not obligated to invest an amount in excess of $450,000, including amounts needed by Borden for expenses related to the transaction.
Effects of the Merger:
                        As a result of the Merger:

                        o       each share of Common Stock owned of record by a
                                Small Stockholder will be converted into, and will represent the right to receive the Per Share Price, without interest;
                        o       each share of Common Stock owned of record by a
                                holder other than a Small Stockholder will
                                continue to represent one share of Common Stock after the merger; and
                        o       the outstanding shares of Borden's capital stock
                                will, in the aggregate, be converted into the right to receive that number of shares of Common Stock equal to the quotient of the Total Cash Consideration divided by the Per Share Price.
Expenses:               Each Investor and Borden and CareCentric will be
                        responsible for and bear all of his or its own costs and expenses incurred at any time in connection with pursuing or consummating the proposed transaction.

January 28, 2003
Page 2



         We are proposing this going private transaction because we believe that:

o CareCentric incurs substantial direct and indirect costs and expenses associated with being a publicly held company, including:

o         the accounting and legal fees associated with the obligation to file a nnual, quarterly and current reports with the SEC, and

o        the executive time expended to prepare and review such filings, and we anticipate that these costs and expenses would increase in the future;

o        CareCentric' status as a public company is impeding possible equity and debt financing;
o CareCentric's ability to attract and maintain qualified directors and officers has been, and will likely continue to be constrained by new duties imposed on such directors and officers by the Sarbanes-Oxley Act of 2002 and related regulations
              ("Sarbanes-Oxley");

o        costs of CareCentric's director and officer liability insurance is likely to increase substantially; and

o CareCentric's low market capitalization has made it impractical to use its stock as acquisition currency.


         We believe the offer contemplated by our proposal is fair and generous to the Small Stockholders based on the following considerations:

o The proposed Per Share Price represents a 22.7% premium over the average closing price adjusted for volume of $0.4483 from August 29, 2002 through January 2, 2003 during which period approximately 739,700 shares were traded in the public market under the symbol CURA.OB as reported by Yahoo Finance;

o The Merger will provide them with the opportunity to obtain immediate liquidity for their interest in CareCentric without incurring any brokerage commissions or related transaction costs; and

o The proposed Per Share Price represents a substantial premium to our estimate of the liquidation value of CareCentric's assets after taking into account reasonable lease buyout reserves, litigation reserves, employee severance costs, and other related fees and expenses.


         We understand that in transactions of this nature, it is typical and advisable for a special committee of independent directors (the "Special Committee") to be established to review proposals of this nature. We understand that the Special Committee will hire its own financial and legal advisors to review, negotiate, and accept or reject our proposal and the terms of the proposed transaction and that such Special Committee may solicit other transactions.

         Our proposal is conditioned upon the execution of a definitive merger agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the Special Committee, the Board of Directors and the stockholders of CareCentric, (2) receipt of a fairness opinion by the Board of Directors, and (3) the receipt of all necessary regulatory approvals.

January 28, 2003
Page 3


         Please advise us at your earliest convenience how you would like to proceed with this proposal. We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of the definitive merger agreement in the event that we become aware of any facts or circumstances that we determine, in our sole discretion, make such action appropriate. We will not have any obligation to CareCentric or its stockholders with respect to this proposal unless and until we execute and deliver a definitive merger agreement, which must be in form and content satisfactory to us in our sole discretion.

         We and our advisors are prepared to meet with the Special Committee and its advisors to answer any questions that may arise regarding our proposal and the proposed transaction.

                                                     Very truly yours,



                                /s/ John E. Reed
                                --------------------------------------------
                                John E. Reed



                                /s/ Stewart B. Reed
                                --------------------------------------------
                                Stewart B. Reed



                                /s/ James A. Burk
                                James A. Burk



                                Borden Associates, Inc.



                                By: /s/ John E. Reed
                                --------------------------------------------
                                John E. Reed, President